Exhibit 99.14

POLY-PACIFIC INTERNATIONAL INC.

March 13, 2007

Poly-Pacific International Inc. (“Poly-Pacific” or the “Company”) (TSX-V: “PMB”; OTCBB: “PLYPF”; Berlin: “A0LGDN”; Frankfurt: “POZ”) announces that it will not be proceeding with the private placement of up to 1,250,000 units at a price of $0.40 per unit for maximum gross proceeds of $500,000 as previously announced on February 14, 2007 and the grant of stock options previously announced on February 15, 2007.

Poly-Pacific is a recycling company that manufactures and distributes MultiCut™, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings.

For more information contact:

Mr. Randy Hayward

Telephone: (604) 293-8885

Facsimile: (604) 293-8234

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.